Prospectus Supplement No. 7	Filed pursuant to Rule 424(b)(2)
(To Prospectus Dated March 18, 2020 and Prospectus Supplement dated April 6, 2020)	Registration No. 333-237251

Ideanomics, Inc.

12,500,000 Shares of Common Stock

Pursuant to this prospectus supplement, the accompanying prospectus supplement and the accompanying base prospectus, we are offering 12,500,000 shares of our common stock to YA II PN, Ltd., a Cayman Islands exempt limited partnership (“YA”) at a gross price of $2.22 per share, pursuant to our previously announced Standby Equity Purchase Agreement dated, April 3, 2020 with YA, as amended by our previously announced letter agreement dated June 9, 2020 (the “SEDA”). The total purchase price and proceeds we will receive from the sale of the shares is $15,000,000. Upon the settlement of the related advance notices, in the event that the per share gross settlement price is greater than $2.22 per share YA shall remit to us an aggregate cash amount equal to the 7,500,000 shares multiplied by the difference between the per share gross settlement price and $2.22 per share. These shares are being issued as part of the commitment by YA to purchase from time to time, at our option, up to $45,000,000 worth of shares of our common stock pursuant to the SEDA as described in Prospectus Supplement No. 1. We expect to issue the shares to YA on or about June 18, 2020; provided, however, that the shares will be issued in tranches so that YA does not own at any time in excess of 4.9% of our outstanding shares of common stock.

Pursuant to this prospectus supplement, the accompanying prospectus supplement and the accompanying base prospectus, and as disclosed in a Form 8-k filed on June 9, 2020, we are offering 5,000,000 shares of our common stock to YA II PN, Ltd., a Cayman Islands exempt limited partnership (“YA”) at a price of $1.00 per share, pursuant to our previously announced SEDA. The total purchase price and proceeds we will receive from the sale of the shares is $5,000,000. These shares are being issued as part of the commitment by YA to purchase from time to time, at our option, up to $45,000,000 worth of shares of our common stock pursuant to the SEDA as described in Prospectus Supplement No. 1. We expect to issue the shares to YA on or about June 18, 2020.

In addition to our issuance of common shares to YA pursuant to the SEDA, this prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus also cover the resale of those shares by YA to the public. Though we have been advised by YA, and YA represents in the SEDA, that YA is purchasing the shares for its own account, for investment purposes, and without any view or intention to distribute such shares in violation of the Securities Act or any other applicable securities laws, YA may be deemed an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. YA Global may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended.

Our common stock is quoted on the NASDAQ Capital Market under the symbol “IDEX.” The closing price of our common stock on the NASDAQ Capital Market on June 17, 2020 was $2,02 per share.

The aggregate market value of our outstanding common stock held by nonaffiliates at the time we entered into the SEDA on April 3, 2020 was $116,550,319, based on 133,965,884 shares of common stock held by nonaffiliates and a per share price of $0.87 using the closing price of our common stock on April 3, 2020. As of the date hereof, as a result of entering into the SEDA, we have offered securities with an aggregate market value of $49,000,000. After giving effect to the issuance described in this prospectus supplement, YA has purchased an aggregate of 30,083,891 shares of our common stock under the SEDA at an aggregate purchase price of $30,500,000.

Investing in our securities involves a high degree of risk.

See “Risk Factors” beginning on page S--8 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying base prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 18, 2020.

THE OFFERING

Securities Offered	12,500,000 shares of common stock of Ideanomics, Inc.

Purchaser	YA II PN, Ltd. pursuant to the Standby Equity Distribution dated April 3, 2020

Purchase price	$1.00 per share for 5,00,000 shares $2.00 per share* for 7,500,000 shares

Proceeds	$20,000,000

Use of Proceeds	We intend to use the net proceeds from the sale of the securities under this prospectus for general corporate purposes, including for general working capital purposes, which may include the repayment of outstanding debt.

Symbol for our common stock on the Nasdaq Capital Market	“IDEX”

Resale	This prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus also cover the resale of shares by YA II PN, Ltd. to the public. See “Plan of Distribution” in the accompanying prospectus supplement.

*Upon the settlement of the related advance notice, in the event that the per share gross settlement price is greater than $2.22 per share YA shall remit to us an aggregate cash amount equal to 7,500,000 shares multiplied by the difference between the per share gross settlement price and $2.22 per share